Exhibit 99.1
Claude Resources Inc. to Acquire St. Eugene Mining Corporation Limited

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Oct. 25, 2011 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE Amex: CGR) ("Claude") and St. Eugene Mining Corporation Limited (TSXV: SEM) ("St. Eugene") jointly announce that they have entered into a definitive agreement pursuant to which Claude will acquire, by way of a court-approved plan of arrangement, all of the shares of St. Eugene that it does not already own. The consideration for the purchase of 100% of the fully diluted in the money shares of St. Eugene is approximately $19 million plus Spinco (defined below), which will hold the Tartan Lake Gold Mine Project.

The Share Consideration (defined below), based upon the 20 day volume weighted average price ("VWAP") of the common shares of Claude on the TSX on October 24, 2011 represents $0.145 per St. Eugene common share, a 28% premium to the 20 day VWAP of the common shares of St. Eugene on the TSXV on October 24, 2011 and a 53% premium to the 20 day VWAP of the common shares of St. Eugene on the TSXV on July 8, 2011 (the last trading day prior to Claude's original approach to St. Eugene).

Under the terms of the transaction, each shareholder of St. Eugene will receive 0.0789 of a Claude share per St. Eugene share (the "Share Consideration"). Additionally, at closing, each St. Eugene shareholder will receive 0.25 common shares of a newly formed, wholly-owned, subsidiary of St. Eugene ("Spinco") in respect of each St. Eugene share. Spinco will be transferred St. Eugene's interests in the Tartan Lake Gold Mine Project and approximately $800,000 in cash. Claude will maintain its pro-rata stake in Spinco. In addition, Claude will reduce its existing net smelter return royalty on the Tartan Lake Gold Mine Project from a sliding scale to 2%.  The net smelter return royalty can be repurchased at any time by Spinco for $1 million per each 1%.  It is anticipated that the current members of the board of directors of St. Eugene will sit as board members of Spinco.

The proposed transaction is the logical consolidation of the Amisk Gold Project. St. Eugene shareholders will benefit from a meaningful premium, the increased liquidity of their investment, exposure to the current gold price through production at the Seabee operation and outstanding exploration upside on Claude's Seabee, Amisk and Madsen projects.

The Amisk Gold Project's independent NI 43-101 resource estimate (completed by SRK Consulting Inc. and released on February 17th, 2011) resulted in an indicated mineral resource of 921,000 AuEq ounces at 0.95 g/t AuEq and an additional inferred mineral resource of 645,000 AuEq ounces at 0.70 g/t AuEq. If this transaction is approved, Claude's interest in the Amisk Gold Project will increase from 65% to 100%.

The Special Committee of St. Eugene comprised of independent directors received a verbal opinion from its financial advisor that the consideration to be received by the St. Eugene shareholders is fair from a financial point of view to the shareholders of St. Eugene.  The Board of Directors of St. Eugene has unanimously recommended the transaction. In addition, the directors and senior officers of St. Eugene holding an aggregate 2% and a shareholder holding approximately 9% of the basic share capital of St. Eugene have entered into voting agreements with Claude. Combined with the shares that Claude already owns this represents 20% in favour of the transaction. The transaction is subject to the affirmative vote of 66 2/3% of St. Eugene's shareholders and is expected to close prior to December 31, 2011.

The completion of the transaction is subject to customary closing conditions, including the receipt of any required regulatory approvals. In the event that the transaction is not completed, St. Eugene has agreed to pay Claude a termination fee of $800,000, under certain circumstances. St. Eugene has also provided Claude with certain other customary rights, including a right to match any competing offers.

Dundee Securities Ltd. has acted as financial advisor to Claude and Primary Capital Inc. has acted as financial advisor to St. Eugene.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 950,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and currently has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

St. Eugene is a Toronto-based exploration company that is actively exploring for and developing gold properties, both in Manitoba and Saskatchewan. The Company's three main assets are the Tartan Lake Gold Mine Project in Manitoba (100% interest), and, in Saskatchewan, the Amisk Gold Project (35% interest St. Eugene - 65% interest Claude) and the Amisk North Gold Project (100% interest). All three assets are located in the prolific Flin Flon Greenstone Belt. The Tartan Lake's Gold Mine Project's independent NI 43-101 resource estimate (completed by MineTech International Ltd. and released on November 8, 2010) resulted in an indicated mineral resource of 1,000,000 tonnes at 4.0g/t Au (130,000 ounces) and an additional inferred mineral resource of 1,900,000 tonnes at 3.9g/t Au (240,000 ounces).

For the Amisk Gold Project, Philip Ng, P.Eng., Senior Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed and approved the contents of this news release.

For the Tartan Lake Gold Mine Project, Tania Ilieva, P.Geo., Vice President, Exploration and Qualified Person, has reviewed and approved the contents of this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:
Claude Resources Inc. Rick Johnson, Chief Financial Officer Philip Ng, Senior Vice President Mining Operations Brian Skanderbeg, Vice President Exploration	St. Eugene Mining Corporation Ltd. Jennifer Boyle, President and Chief Executive Officer

Phone: (306) 668-7505	(O) 647-430-0966

Email: ir@clauderesources.com Website: www.clauderesources.com	info@steugenemining.ca www.steugenemining.ca

CO: CLAUDE RESOURCES INC.

CNW 19:43e 25-OCT-11